

# Casey Charlebois, PhD(c), DPT, FAAOMPT, MSc, cert. MSKUS

Co-Founder, Chief Medical Officer at Echo Mind Ai, Corp., Senior Instructor DN-3 for AAMT

Clinton Township, Michigan, United States · Contact info

Echo Mind Ai

Nova Southeastern University

## Experience

**Co-Founder, Chief Medical Office**
Echo Mind Ai · Full-time
Nov 2020 - Present · 1 yr 5 mos
Denver, Colorado, United States

**Clinical Instructor**
Therapy Team
May 2020 - Present · 1 yr 11 mos
Chicago, Illinois, United States

**Senior Faculty**
American Academy of Manipulative Therapy (AAMT)
Jan 2019 - Present · 3 yrs 3 mos
Montgomery, Alabama, United States

**Osteopractic Physical Therapist**
Peak Performance Physical Therapy & Sports Training, LLC
Sep 2019 - Aug 2020 · 1 yr
Aurora, Colorado, United States

**Flexologist**
StretchLab Franchise
Feb 2019 - Aug 2020 · 1 yr 7 mos
Clinton Township, MI (3/22-current) Parker, Colorado (2/19-8/20)

Show all 16 experiences →

## Education

**Nova Southeastern University**
PhDc, Physical Therapy/Therapist
May 2024

**Arcadia University**
DPT, Physical Therapy/Therapist
Dec 2017

**Arkansas State University**
Master's degree, Physical Therapy/Therapist
Dec 2007

Show all 5 education →